Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Norway: Total awarded participation interest in the license PL 535 in the Barents Sea
Paris, June 4, 2009 — Total announces that following the twentieth licensing round organised by the Ministry of Petroleum and Energy in Norway, its affiliate, Total E&P Norge AS, has been awarded a 40% interest and operatorship in the production license PL 535 in the Barents Sea.
With this new licence, Total continues to build a solid portfolio for a long-term presence in Norway. Total is firmly committed to actively pursuing, both as operator and partner, future opportunities to explore and develop Norway’s oil and gas resources.
About the license
The Barents Sea license PL 535 covers blocks 7225/3 and 7226/1, containing the “Nordvarg” prospect.
The license, located by about 370 meters of water depth, is situated approximately 275 kilometres from the Snøhvit LNG plant at Melkøya (Total 18.4%), near Hammerfest on the North Norwegian coast.
Alongside Total E&P Norge AS, Aker Exploration AS, Rocksource ASA and North Energy AS, have each been awarded a 20% interest in the exploration license.
Total Exploration and Production in Norway
Norway is the single-largest contributor to the Group’s production, with approximately 335,000 barrels of oil equivalent per day in 2008. This production comes from participations in 35 fields on the Norwegian Continental shelf, 40% of which come from Total’s 39.9% interest in the Ekofisk area.
In 2009 Total is actively pursuing growth opportunities in Norway, in particular drilling an important appraisal well on the Victoria gas discovery in the Norwegian Sea, to be followed by an appraisal/development well on the Hild discovery in the northern part of the North Sea.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com